April 27, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community West Bancshares

Application for Withdrawal Pursuant to Rule 477 of the Securities Act of 1933, as amended

Registration Statement on Form S-3 (Registration No. 333-156802)

Ladies and Gentlemen:

Community West Bancshares, a California corporation (the “Registrant”), hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of the above-referenced Registration Statement on Form S-3 (File No. 333-156802), filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2009 and as amended on February 9, 2009, together with all exhibits thereto (the “Earlier Registration Statement”).

Concurrent with this Application for Withdrawal of the Earlier Registration Statement, the Registrant has filed a Registration Statement on Form S-1 in connection with the Registrant’s registration of (1) 15,600 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (or Depositary Shares evidencing fractional interests in such shares), (2) a Warrant to purchase 521,158 shares of the Company’s common stock (the “Warrant”), and 521,158 shares of the Company’s common stock (the “Common Shares”) under the Securities Act, that are being offered for sale by certain selling shareholders (the “Current Registration Statement”). The Current Registration Statement includes the Warrant and the Common Shares previously registered on behalf of the selling shareholders in connection with the Earlier Registration Statement. Neither the Warrant nor any of the Common Shares have been sold pursuant to the Earlier Registration Statement. The Earlier Registration Statement was declared effective by the Commission on March 11, 2009. The Registrant intends that the Current Registration Statement replace the Earlier Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Earlier Registration Statement. Pursuant to Rule 457(p), the Registrant hereby requests that all fees paid to the Commission in connection with the filing of the Earlier Registration Statement be credited to the Registrant’s account to be offset against the filing fees for the Current Registration Statement.

Your assistance in this matter is greatly appreciated. Please provide Khoi D. Dang, Esq. of [Horgan, Rosen, Beckham & Coren, LLP a facsimile or email copy of the order consenting to this Application for Withdrawal as soon as it is available. The facsimile number is (818) 591-3838, and the email address is kdang@horganrosen.com.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact Mr. Charles G. Baltuskonis, Executive Vice President and Chief Financial Officer of the Registrant at (805) 692-4409.

Very truly yours,

COMMUNITY WEST BANCSHARES

By:	/s/Charles G, Baltuskonis
Name: Charles G. Baltuskonis Title: EVP and Chief Financial Officer